              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON D.C. 20549

                                 FORM 12B-25

                         NOTIFICATION OF LATE FILING

                                             Commission File Number ___________

(Check one)
             [  ]  Form 10-K and Form 10-KSB                  [   ]  Form 11-K

[   ]  Form 20-F           [ X ]  Form 10-Q and Form 10-QSB          Form N-SAR

             For period ended:  June 25, 2000
                                -------------

   [   ]  Transition Report on Form 10-K and Form 10-KSB

   [   ]  Transition Report on Form 20-F

   [   ]  Transition Report on Form 11-K

   [   ]  Transition Report on Form 10-Q and Form 10-QSB

   [   ]  Transition Report on Form N-SAR

             For the transition period ended:  ________________________________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________________

================================================================================
                                     PART I
                             REGISTRANT INFORMATION
================================================================================

Full Name of Registrant:                     Colorado Prime Corporation

Former Name if Applicable:                   N/A

Address of principal executive               500 Bi-County Boulevard, Suite 400
office (Street and Number):                            Farmingdale, N.Y.  11735

================================================================================
                                     PART II
                             RULE 12B-25(B) AND (C)
================================================================================

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check Box if appropriate)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report or semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]        (c) the accountant's statement or other exhibit required by
             Rule 12b-25(c) has been attached if applicable

================================================================================
                                    PART III
                                    NARRATIVE
================================================================================

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

         Timely filing of registrant's Form 10-Q for the thirteen weeks ended June 25, 2000 was prevented by unanticipated delays in the compilation of consolidated financial information.

================================================================================
                                     PART IV
                                OTHER INFORMATION
================================================================================

(1) Name and telephone number of person to contact in regard to this notification.

                           Name:  Steven Lachenmeyer, Vice President of Finance

                           Area code and telephone number: (631) 694-1111

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrants were required to file such report(s)) been filed? If the answer is no, identify report(s).

                         [ X ]  Yes                                   [   ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                         [ X ]  Yes                                   [   ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

         The net loss of the registrant for the thirteen weeks ended June 25, 2000 was $1,783,000, an increase of $618,000, or 53.1%, from the net loss for the thirteen weeks ended June 25, 1999. The principal reason for the increase in net loss as compared to the prior period relates to a decrease in both food and non-food revenue from the prior period and an increase in food costs of goods sold.


                           Colorado Prime Corporation
                  (Name Of Registrant As Specified In Charter)

have caused this notification to be signed on their behalf by the undersigned thereunto duly authorized.

                                                  Date:  August 9, 2000


                                                  By: /s/ Steven Lachenmeyer
                                                      -------------------------
                                                      Vice President of Finance